Exhibit 99.4

KPMG LLP
Chartered Accountants
Suite 1500 Purdy’s Wharf Tower I
1959 Upper Water Street	Telephone (902) 492-6000
Halifax NS B3J 3N2	Telefax (902) 429-1307
Canada	www.kpmg.ca

AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors and Shareholders of Gammon Gold Inc.

On March 29, 2010, we reported on the consolidated balance sheets of Gammon Gold Inc. ("the Company") as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income, cash flows and shareholders’ equity for each of the years in the two year period ended December 31, 2009, which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation to United States Generally Accepted Accounting Principles" included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits. In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants

Halifax, Canada

March 29, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG
International Cooperative (:KPMG International”), a Swiss entity. KPMG
Canada provides services to KPMG LLP

Reconciliation with United States Generally Accepted Accounting Principles
 December 31, 2009
(in thousands of United States Dollars except per share data, unless otherwise noted)

The following represents additional information to the consolidated financial statements of Gammon Gold Inc. (“the Company”) that were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Set out below are the material adjustments to net earnings / (loss) for the years ending December 31, 2009 and 2008, and to shareholders’ equity at December 31, 2009, and December 31, 2008 in order to conform to accounting principles generally accepted in the United States of America (“US GAAP”). On July 1, 2009 the Financial Accounting Standards Board (FASB) launched the Accounting Standards Codification (“ASC”) as the sole source of authoritative non-governmental US GAAP, superseding all non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Company has updated references to US GAAP to reflect the reorganization to ASC.

Consolidated Statements of Operations and Comprehensive (Loss) / Income:
	Year ended	Year ended
	December 31, 2009	December 31, 2008
		(as restated, note 1)

Net earnings based on Canadian GAAP	$1,732	$39,994
Exploration costs, net of depletion (Note 2(a))	(11,801)	(8,196)
Stripping costs, net of depletion (Note 2(b))	(7,817)	(4,562)
Depletion of mining properties (Note 2(c))	(5,373)	(4,574)
Net realizable value adjustments (Note 2(f))	(170)	1,578
Future income taxes on US GAAP differences	7,221	4,411

Net (loss) / earnings based on US GAAP	(16,208)	28,651

Amortization of actuarial gains from AOCI to net loss,
net of tax of $6 (2008 - $42) (Note 2(e))	14	(108)
Change in funded status of employee benefit plans,
net of tax of $343 (2008 - $8) (Note 2(e))	(849)	(21)

Comprehensive (loss) / income based on US GAAP	$(17,043)	$28,522

(Loss) / earnings per share
Basic	$(0.13)	$0.24
Diluted	$(0.13)	$0.24

Consolidated Statements of Shareholders’ Equity:

Deficit:
	Year ended	Year ended
	December 31, 2009	December 31, 2008
		(as restated, note 1)

Deficit based on Canadian GAAP	$(118,806)	$(120,538)
Change in deficit due to reporting currency translation	7,623	7,623
Exploration costs, net of depletion (Note 2(a))	(70,812)	(59,011)
Amortization of mineral rights (Note 2(a))	(10,941)	(10,941)
Stripping costs, net of depletion (Note 2(b))	(12,379)	(4,562)
Depletion of mining properties (Note 2(c))	(9,947)	(4,574)
Interest expense on long-term debt adjusted to fair value (Note 2(d))	(2,379)	(2,379)
Foreign exchange gain on fair value adjusted long-term debt (Note 2(d))	(808)	(808)
Net realizable value adjustment reversals (Note 2(f))	(170)	-
Future income tax adjustments	21,103	13,882
Deficit based on US GAAP	$(197,516)	$(181,308)

Reconciliation with United States Generally Accepted Accounting Principles
 December 31, 2009
(in thousands of United States Dollars except per share data, unless otherwise noted)

Accumulated other comprehensive income:
	December 31, 2009	December 31, 2008
AOCI based on Canadian GAAP	$6,434	$6,434
Change in AOCI due to reporting currency translation	(7,623)	(7,623)
Change in funded status of employee benefit plans,
net of tax of $540 (2008 - $197) (Note 2(e))	(1,356)	(507)
Amortization of actuarial gains from AOCI to net loss,
net of tax of $34 (2008 - $28) (Note 2(e))	85	71
AOCI based on US GAAP	$(2,460)	$(1,625)

Consolidated Balance Sheets:

The following material balance sheet differences exist between Canadian and US GAAP:

Inventory:
	December 31, 2009	December 31, 2008
		(as restated, note 1)

Reported under Canadian GAAP	$71,682	$60,128
Exploration costs (Note 2(a))	(1,566)	(157)
Stripping costs (Note 2(b))	9,808	152
Depletion of mining interests (Note 2(c))	1,639	441
Net realizable value adjustment reversals (Note 2(f))	(170)	-

Reported under US GAAP	$81,393	$60,564

Mineral properties:
	December 31, 2009	December 31, 2008
		(as restated, note 1)

Reported under Canadian GAAP	$434,509	$396,019
Exploration costs, net of depletion (Note 2(a))	(69,246)	(58,854)
Stripping costs, net of depletion (Note 2(b))	(22,187)	(4,713)
Amortization of mineral rights (Note 2(a))	(10,941)	(10,941)
Depletion of mining interests (Note 2(c))	(11,586)	(5,014)
Adjustment for mineral property purchase at fair value (Note 2(d))	(3,187)	(3,187)

Reported under US GAAP	$317,362	$313,310

Future income tax liability:
	December 31, 2009	December 31, 2008
		(as restated, note 1)

Reported under Canadian GAAP	$94,686	$77,301
Future income tax adjustments	(21,609)	(14,051)

Reported under US GAAP	$73,077	$63,250

Reconciliation with United States Generally Accepted Accounting Principles
 December 31, 2009
(in thousands of United States Dollars except per share data, unless otherwise noted)

Employee future benefits:
	December 31, 2009	December 31, 2008
Reported under Canadian GAAP	$1,635	$1,659
Funded status of employee benefit plans (Note 2(e))	1,777	605
Reported under US GAAP	$3,412	$2,264

Consolidated Statements of Cash Flows:

As a result of the treatment of mining interests and stripping costs under Notes 2 (a) and (b) below, cash expended for exploration and stripping costs would be classified as operating rather than investing, resulting in the following totals under US GAAP:

	Year ended	Year ended
	December 31, 2009	December 31, 2008
		(as restated, note 1)

Cash from operations	$44,904	$38,057

Cash used in investing	$(44,148)	$(48,500)

Notes to the Reconciliation with United States Generally Accepted Accounting Principles

Note 1 – Restatement of reconciliation to US GAAP

During the preparation of the 2009 US GAAP reconciliation, the Company determined that certain errors had been made in the reconciling adjustments between Canadian GAAP and US GAAP for the year ended December 31, 2008. The Company had recorded excess depletion on its US GAAP mineral properties balance and had incorrectly calculated the exploration costs to be written off under US GAAP.

When determining depletion expense under US GAAP, the Company incorrectly calculated the opening balances of the depletion base, which resulted in excess depletion being recorded for US GAAP. The correcting adjustment increases inventory, earnings and mineral properties and decreases the Company’s US GAAP future income tax liability.

US GAAP requires that exploration costs be expensed until an area has been assessed as commercially feasible. During the preparation of the 2008 reconciliation to US GAAP, the Company incorrectly calculated the amount of exploration costs to be written off. The correcting adjustment increases earnings and mineral properties and decreases the Company’s US GAAP future income tax liability.

The following table outlines the impact of the adjustment by each line item on the reconciliation to US GAAP. Only those line items impacted by the restatement have been disclosed:

Reconciliation with United States Generally Accepted Accounting Principles
 December 31, 2009
(in thousands of United States Dollars except per share data, unless otherwise noted)

			Exploration
	Previously	Depletion	cost
	reported	adjustments	adjustments	As restated
US GAAP consolidated balance sheet at December 31, 2008:
Inventory	$60,444	$120	$-	$60,564
Mineral properties	302,941	3,919	6,450	313,310
Future income tax liability	60,313	1,131	1,806	63,250
Deficit	(188,860)	2,908	4,644	(181,308)

US GAAP consolidated statement of operations at December 31, 2008
Exploration costs, net of depletion	(18,685)	4,039	6,450	(8,196)
Future income taxes on US GAAP differences	7,348	(1,131)	(1,806)	4,411
Net earnings based on US GAAP	21,099	2,908	4,644	28,651

US GAAP consolidated statement of cash flows:
Cash from operations	31,607	-	6,450	38,057
Cash used in investing	(42,050)	-	(6,450)	(48,500)

Note 2 – Adjustments from Canadian generally accepted accounting principles

(a)

Mining interests and related deferred costs

In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 – Accounting by Mining Enterprises for Exploration Costs which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061, Property, Plant and Equipment, paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

Under Canadian GAAP, the Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs.

Under United States GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the US Securities and Exchange Commission Industry Guide 7, and consists of identifying that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.

(b)

Stripping costs

In March 2006, the Emerging Issues Committee of the CICA issued EIC 160 – Stripping Costs Incurred in the Production of a Mining Operation, which addresses the treatment of stripping costs under Canadian GAAP. EIC 160 indicates that stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in the absence of this activity.

Reconciliation with United States Generally Accepted Accounting Principles
 December 31, 2009
(in thousands of United States Dollars except per share data, unless otherwise noted)

Under Canadian GAAP, stripping costs are capitalized when access is gained to sources of reserves that will be produced in future periods, that would otherwise not have been accessible.

EITF 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, addresses the treatment of stripping costs under US GAAP. EITF 04-6, now known as ASC subtopic 930-330, indicates that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. In November 2007, a mining industry position paper was issued that concluded that it was the intent of ASC subtopic 930-330 that pre-production stripping costs incurred to develop each pit within a mining complex to access a single or multiple ore bodies should generally be capitalized and separately amortized if certain operational, geological and other factors specific to the mining complex are met. As a result of this guidance, for United States GAAP, the Company has capitalized stripping costs relating to one pit for which there are no future plans to combine the pit with other pits that are currently in production. All other stripping costs have been included in the costs of inventory produced.

(c)

Depletion of mining interests

Effective April 1, 2008, the Company changed its estimate, for Canadian GAAP purposes, of the useful lives of its mines to be based on proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Previously, the Company estimated the useful life based on proven and probable reserves to be mined. There is limited guidance under Canadian GAAP regarding the depletion of mineral interests, however Section 3061, Property, Plant & Equipment, defines mining properties as “items of property, plant and equipment represented by the capitalized costs of acquired mineral rights and the costs associated with exploration for and development of mineral reserves”. Therefore, mining properties are considered property, plant & equipment under Canadian GAAP. With respect to amortization of property, plant and equipment, Section 3061 indicates that “amortization should be recognized in a rational and systematic manner appropriate to the nature of an item of property, plant and equipment with a limited life and its use by the enterprise”. The Company determined that the useful life of its mines is better represented by also including a portion of mineralization expected to be classified as reserves, as opposed to only proven and probable reserves.

The United States Securities and Exchange Commission indicated in Industry Guide 7 that disclosure of reserve information is limited to proven and probable reserves. Consequently, in December 1996 the American Institute of Certified Public Accountants’ International Practices Task Force indicated that because disclosure of possible reserves is prohibited by SEC rules, under US GAAP, the base used for the depletion calculation also cannot include these amounts.

(d)

Fair value of long-term debt

In consideration for the Soyopa claims acquired in November, 2001, the Company entered into a non-interest bearing loan agreement. Commencing in 2006, the loan was presented at its fair value under Canadian GAAP. Under US GAAP, interest must be imputed on this loan in accordance with ASC topic 470, Debt. The reduction in the principal amount of the loan as a result of imputing a market rate of interest also reduced the carrying values of the Company's mineral properties accordingly.

During the periods subsequent to November 2001, the interest imputed on the loan was recorded as a period expense for US GAAP. For Canadian GAAP, the imputed interest was added to the cost of the mineral properties.

(e)

Employee future benefits

The Company follows FAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, which requires the recognition of the funding status of a benefit plan in the Company’s financial statements. FAS No. 158, now known as ASC topic 715, also requires that the plan assets and benefit obligations be measured as of the date of the Company’s fiscal year-end. Under ASC topic 715, the Company is required to recognize unamortized actuarial gains and losses, prior service cost and remaining transitional amounts not recognized under Canadian GAAP, and to recognize changes in the funded status, through other comprehensive income, in the year in which the changes occur.

Reconciliation with United States Generally Accepted Accounting Principles
 December 31, 2009
(in thousands of United States Dollars except per share data, unless otherwise noted)

(f)

Inventory net realizable value adjustments

On January 1, 2008, the Company adopted CICA Section 3031, Inventories, which requires that previous write-downs of inventories be reversed when there is a subsequent increase in the net realizable value of the inventories. On January 1, 2008, the Company recognized a net realizable value adjustment reversal of $1,578 relating to inventories that had been written down in 2007.

ASC topic 330, Inventory, addresses the accounting for net realizable value adjustments for US GAAP and indicates that when inventories have been written down below cost at the close of a fiscal year, such reduced amount is to be considered the cost for subsequent accounting purposes, and therefore no future reversal of the write-down is permitted. ASC topic 270, Interim Reporting, however, indicates that recoveries of inventory losses from market declines in later interim periods of the same fiscal year should be recognized as a reversal of the original write-down.

The net realizable value adjustment reversal recognized on January 1, 2008 is not permitted under US GAAP. The higher value inventories under Canadian GAAP would have been expensed to production costs during the year. Therefore, the impact of this difference under US GAAP is to increase net earnings for the year ended December 31, 2008 by $1,578. This difference has no impact on the December 31, 2008 inventory balance. During 2009, the Company recognized a net realizable value adjustment reversal of $295 in the first quarter of the year. At December 31, 2009, $170 of this reversal remained within inventory under Canadian GAAP, with the remainder expensed to production cost during the year. This amount has been adjusted under US GAAP, which decreases earnings and inventory by $170 for the year ended December 31, 2009.

Note 3 – Stock options (in Canadian dollars)

The intrinsic value of options exercised during 2009 is $9,370 (2008 - $17,914). As at December 31, 2009 and 2008, the aggregate intrinsic value of options outstanding is $17,354 and $4,412 respectively, while the aggregate intrinsic value of the options currently exercisable is $11,491 and $4,286, respectively. In 2009 and 2008, the 1,067,750 and 277,095 options that vested had a fair value of $5,825 and $1,396, respectively.

The weighted average remaining contractual life for options exercisable as at December 31, 2009 and 2008 is 1.91 years and 1.12 years respectively.

As at December 31, 2009 there was $3,491 (2008 - $5,977) in unrecognized compensation cost related to options which have not yet vested. This expense is expected to be recognized over a weighted average period of 2.53 years (2008 - 3.3 years).

The tax benefit realized from stock options exercised during the year was $Nil.

Note 4 – Employee future benefits

The funded status of the Company’s plans as at December 31, 2009 and 2008 is ($3,412) and ($2,264) respectively.

Amounts recorded in accumulated other comprehensive income as at December 31, 2009 and 2008 are as follows:
	December 31, 2009	December 31, 2008
Net loss, net of tax of $385 (2008 - $49)	$961	$127
Prior service cost, net of tax of $121 (2008 - $120)	310	309

The amount recognized in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost during the year ended December 31, 2010 is $22.

The Company used a discount rate of 9.00% (2008 – 8.04%) when calculating is employee future benefit obligation. This rate was determined by matching the cash flows underlying the employee future benefit obligation with the returns available on Mexican Government bonds over similar durations.

Reconciliation with United States Generally Accepted Accounting Principles
 December 31, 2009
(in thousands of United States Dollars except per share data, unless otherwise noted)

The estimated future post-retirement benefits payments are as follows:

2010	$87,192
2011	$85,187
2012	$107,619
2013	$141,262
2014	$173,271
2015 – 2020	$1,282,627

Note 5 – Income taxes

The income tax effects of differences between the accounting value and the tax value of assets and liabilities are as follows:

	December 31, 2009	December 31, 2008
		(as restated, note 1)
Deferred tax liabilities
Accounting value of mineral properties in excess of tax value	$76,162	$71,336
Accounting value of inventories in excess of tax value	18,151	11,433
Unrealized foreign exchange gains	-	1,938
	94,313	84,707

Deferred tax assets
Deductible share issue costs	2,865	1,871
Employee future benefits	964	605
Unrealized foreign exchange losses	2,608	-
Other	2,796	2,146
Non-capital losses carried forward	58,253	64,251
	67,486	68,873
Valuation allowance	(46,250)	(47,416)
	21,236	21,457

Net deferred tax liabilities	$73,077	$63,250

The Company follows FASB Interpretation (“FIN”) 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, Accounting for Income Taxes. FIN 48 is now included within ASC topic 740 Income Taxes. This topic prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on accounting and disclosure based on whether it is more likely than not that an uncertain tax position will be sustained on review by taxation authorities. The Company did not have any unrecognized tax benefits at December 31, 2009, and no adjustments were recognized for uncertain tax benefits during the year.

The Company recognizes interest and penalties related to income taxes in interest expense.

The Company and its subsidiaries are subject income tax in Canada, the United States, and Mexico. In Canada, years ranging from 2005 through 2009, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed. In the United States, years ranging from 2006 through 2009 are subject to examination by taxing authorities. All years are subject to examination by the taxing authorities in Mexico.

Reconciliation with United States Generally Accepted Accounting Principles
 December 31, 2009
(in thousands of United States Dollars except per share data, unless otherwise noted)

The Company earns income and is subject to tax in the following jurisdictions:

	Year ended	Year ended
	December 31, 2009	December 31, 2008
		(as restated, note 1)
Provision / (recovery) for income taxes:
Current
Canada	$-	$-
Foreign	5,041	1,044
Future
Canada	-	-
Foreign	(610)	(14,706)

Geographic components of earnings / (loss) before income taxes:
Canada	$(19,899)	$(28,179)
Foreign	8,123	42,726
	$(11,776)	$14,547

Note 6 – Receivables
	Year ended	Year ended
	December 31, 2009	December 31, 2008

Trade	$281	$2,254
Other	1,693	2,678
	$1,974	$4,932

Note 7 – Accounts payable and accruals
	Year ended	Year ended
	December 31, 2009	December 31, 2008

Trade payables	$22,224	$17,120
Accruals	7,328	5,745
Taxes payable	422	-
Accrued payroll	5,049	7,221
Other	1,996	371
	$37,019	$30,457